ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Absolute Return Barrier Notes Investment Strategies for Uncertain Markets

UBS Absolute Return Barrier Notes provide potential absolute market returns with 100% principal protection at maturity.

Description
UBS Absolute Return Barrier Notes (the “Notes”) provide the opportunity to hedge your exposure to an underlying asset while benefiting from any moderately negative performance over the term of the Notes. With principal protection at maturity, they also offer the peace of mind that comes with capital protection.

The Notes return your principal at maturity and provide for a potential additional payment based on the absolute return of the underlying asset, i.e., any change in the index level regardless of direction, of an investable asset or market measure, which we refer to as the “underlying asset.” This additional payment is paid as long as the underlying asset does not trade outside of a specified range prior to maturity. If the underlying asset breaches either the upper or lower barriers of the range at any time during the term of the Notes, you will only receive your principal at maturity with no additional payment. The Notes will not pay any interest regardless of the performance of the underlying asset.

The performance of the Notes is most often tied to a broad-based equity index but can be linked to a variety of underlying assets, including baskets of equities, commodities and currencies. Because the Notes provide principal protection at maturity while participating in moderately bullish markets and profiting from moderately bearish markets, they provide you with an opportunity to hedge your exposure to the specified market.

Example of a UBS Absolute Return Barrier Note
You are exposed to an equity market and concerned about the direction of the market over the near- to medium-term. You could enhance your exposure to that equity market by investing in a UBS Absolute Return Barrier Note linked to that equity market (as measured by an index), which would provide principal protection at maturity and absolute market returns if the index does not trade outside of the specified range prior to maturity.

Assumptions
Index Starting Level when the Notes are purchased:	100
Investment:	$1,000
Additional Payment at Maturity (if the index	absolute value of index
does not breach either barrier prior to maturity):	return x principal amount
Barriers:	+/-20% of the index starting level
Maturity:	18 months

Scenario 1
The index rises moderately
The index rises by 15% over the 18-month term of the Notes and does not breach either the upper or lower barriers. In this case, you receive your principal at maturity plus an additional payment based on the absolute return of the index. Your $1,000 investment results in a gain of 15%, calculated as 15% x $1,000 (or $150).

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a gain of 15% (or $150), equivalent to the return on the Notes.

Scenario 2
The index declines moderately
The index declines by 15% over the 18-month term of the Notes and does not breach either the upper or lower barriers. In this case, you receive your principal at maturity plus an additional payment based on the absolute return of the index. Your $1,000 investment results in a gain of 15%, calculated as 15% x $1,000 (or $150).

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a loss of 15% (or -$150), underperforming the Notes by 30%.

Scenario 3
The index rises significantly
The index rises by 30% over the 18-month term of the Notes and breaches the upper barrier. In this case, you receive your principal at maturity and no additional payment. Your $1,000 investment results in no gain or loss.

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a gain of 30% (or $300), outperforming the Notes by 30%.

Scenario 4
The index declines significantly
The index declines by 30% over the 18-month term of the Notes and breaches the lower barrier prior to maturity. In this case, you receive your principal at maturity and no additional payment. Your $1,000 investment results in no gain or loss.

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a loss of 30% (or -$300), underperforming the Notes by 30%.

Scenario 5
The index rises significantly, then sells off
The index rises by 30%, breaches the upper barrier, and sells off to finish up 15% over the 18-month term of the Notes. In this case, you receive your principal at maturity and no additional payment. Your $1,000 investment results in no gain or loss.

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a gain of 15% (or $150), outperforming the Notes by 15%.

Scenario 6
The index declines significantly, then recovers
The index declines by 30%, breaches the lower barrier, and recovers to finish down 15% over the 18-month term of the Notes. In this case, you receive your principal at maturity and no additional payment. Your $1,000 investment results in no gain or loss.

Had your $1,000 been invested in securities that track the return of the index (without considering dividends or fees), you would have a loss of 15% (or -$150), underperforming the Notes by 15%.

Scenario Analysis

Index Level at Maturity	Return of Index	Return of Note if Neither Barrier is Breached	Return of Note if Either Barrier is Breached
130	30%	n/a	0%
125	25%	n/a	0%
120	20%	20%	0%
115	15%	15%	0%
110	10%	10%	0%
105	5%	5%	0%
100	0%	0%	0%
95	-5%	5%	0%
90	-10%	10%	0%
85	-15%	15%	0%
80	-20%	20%	0%
75	-25%	n/a	0%
70	-30%	n/a	0%

Taxation
As described in more detail in the applicable offering materials, the Notes will be treated as contingent payment debt instruments for US federal income tax purposes. Accordingly, you will recognize ordinary income during the term of the Notes even though you will not receive any payments until maturity of the Notes. The amount of ordinary income will be based on the rate the Note issuer would pay on a traditional fixed interest rate bond with the same maturity and similar terms and conditions as the Notes.

The ordinary income you recognize will increase your cost basis in the Notes, and, if you purchased your Notes on the issue date, your gain or loss at maturity will generally equal the difference between the payment you receive and your adjusted cost basis. Any gain will generally be taxable as ordinary income. Any loss will typically be ordinary loss except as described in the applicable offering materials.

The discussion above is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular Notes will supersede, and should be read to replace, the above discussion in respect of those Notes.

Conclusions
The Notes provide you with the opportunity to participate in moderately bullish markets, and likewise profit from moderately bearish markets. If the underlying asset breaches either the upper or lower barrier, you will only receive your principal at maturity.

Key Risks
•	You will earn no return for the entire term of the Notes if the underlying asset return is zero or if the index breaches either barrier prior to maturity.
•	The Notes do not pay interest. Any dividends paid with respect to the underlying asset will not be paid to you or reinvested in the underlying asset.
•	Like traditional bonds, principal protection only applies if the Notes are held to maturity. If you sell your Notes prior to maturity you may receive less than your principal.
•
The Notes will not be listed. The issuer of the Notes is expected to maintain a secondary market for the Notes but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your Notes until maturity.

•	Credit of issuer — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs.

For more information on the risks associated with the Notes, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS Absolute Return Barrier Notes are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the Notes.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
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Stamford, CT 06901
Tel: +1-203-719 7200
Fax: +1-203-719 3477
structuredinvestments@ubs.com

www.ubs.com/structuredinvestmentsus
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